SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 28, 2007 of Cancel Listing of Ord Shares

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                    28 June 2007

SCOTTISH POWER PLC - CANCELLATION OF THE LISTING OF ITS ORDINARY SHARES

Scottish  Power  plc  ("ScottishPower")  announces  that,  following  the acquisition  by Iberdrola,  S.A. of the entire issued  ordinary share capital of
ScottishPower on 23 April 2007, the Financial  Services  Authority has cancelled the listing of ScottishPower's ordinary shares (the" Ordinary Shares") on the  Official  List,  and the London  Stock  Exchange  has ceased the trading of
ScottishPower's  Ordinary Shares,  with effect from 8 a.m. this morning, 28 June
2007.

Enquiries
Scottish Power plc:
Investor Relations: Peter Durman                            +44 (0) 141 636 4527
Media Relations: Colin McSeveny                             +44 (0) 141 636 4515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 28, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary